UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jiayuan.com International Ltd.

File No. 333-173619 - CF# 26660

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Jiayuan.com International Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on April 20, 2011, as amended.

Based on representations by Jiayuan.com International Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.5	through May 16, 2011
Exhibit 4.6	through May 16, 2011
Exhibit 10.6	through July 10, 2017
Exhibit 10.7	through November 11, 2011
Exhibit 10.8	through January 24, 2021
Exhibit 10.11	through January 24, 2021
Exhibit 10.12	through January 24, 2021
Exhibit 10.13	through January 24, 2021
Exhibit 10.16	through February 16, 2021
Exhibit 10.17	through February 16, 2021
Exhibit 10.18	through February 16, 2021
Exhibit 10.20	through February 16, 2021
Exhibit 10.21	through February 16, 2021
Exhibit 10.22	through February 16, 2021
Exhibit 10.23	through February 16, 2021
Exhibit 10.24	through February 16, 2021
Exhibit 10.25	through April 10, 2012
Exhibit 10.26	through June 30, 2011
Exhibit 10.27	through February 16, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director